FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


    (Mark One)

      [X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                      OR

      [  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                        Commission file number:  0-7574



                       WAUSAU-MOSINEE PAPER CORPORATION
                         SAVINGS AND INVESTMENT PLAN
  (Full title of the plan and the address of the plan, if different from the issuer named below)



                       WAUSAU-MOSINEE PAPER CORPORATION
                           1244 KRONENWETTER DRIVE
                           MOSINEE, WI 54455-9099
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

 WAUSAU-MOSINEE PAPER CORPORATION
 SAVINGS AND INVESTMENT PLAN
 Mosinee, Wisconsin

 FINANCIAL STATEMENTS AND
 SUPPLEMENTAL SCHEDULE
 Year Ended December 31, 2000

                     WAUSAU-MOSINEE PAPER CORPORATION
                       SAVINGS AND INVESTMENT PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                      Year Ended December 31, 2000


                             TABLE OF CONTENTS

                                                             PAGE

 Independent Auditor's Report                                  4

 Financial Statements:

     Statements of Net Assets Available for Benefits           5

     Statement of Changes in Net Assets Available for Benefits 6

     Notes to Financial Statements                             7

 Supplemental Schedule:

     Schedule 1 - Item 4i - Schedule of Assets Held for
     Investment Purposes                                      13
                                 -3-

                   INDEPENDENT AUDITOR'S  REPORT

 Employee Benefits Committee of the
 Wausau-Mosinee Paper Corporation
 Mosinee, Wisconsin

 We have audited the accompanying statements of net assets available for benefits of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wausau-Mosinee Paper Corporation Savings and Investment Plan as of December 31, 2000 and 1999, and changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                    WIPFLI ULLRICH BERTELSON LLP
                                    Wipfli Ullrich Bertelson LLP
 May 31, 2001
 Wausau, Wisconsin
                                 -4-
                 WAUSAU-MOSINEE PAPER CORPORATION
                    SAVINGS AND INVESTMENT PLAN

          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                    December 31, 2000 and 1999

                                             2000      1999
 Assets

 Receivables:
   Company contributions             $      58,687 $    100,562
   Participant contributions               312,739      438,111
   Income                                  112,448      122,521
 Investments                           163,922,677  184,693,513

 Total assets                          164,406,551  185,354,707

 Net assets available for benefits    $164,406,551 $185,354,707


          SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                 WAUSAU-MOSINEE PAPER CORPORATION
                    SAVINGS AND INVESTMENT PLAN

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   YEAR ENDED DECEMBER 31, 2000
 Additions:
   Company contributions                          $   1,970,670
   Participant deferral contributions                 9,571,613
   Participant rollover contributions                   708,962

   Total additions                                   12,251,245

 Deductions:
   Participant benefits and withdrawals              14,660,189
   Administrative expenses                              183,093
   Net investment loss                               18,356,119

   Total deductions                                  33,199,401

 Net deductions                                     (20,948,156)
 Net assets available for benefits at beginning     185,354,707

 Net assets available for benefits at end          $164,406,551

          SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.
                                 -6-
                 WAUSAU-MOSINEE PAPER CORPORATION
                    SAVINGS AND INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS



 NOTE 1 - DESCRIPTION OF PLAN AND FUNDING POLICIES

 The following description of the Wausau-Mosinee Paper Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

 GENERAL

 The Plan was established on January 1, 1988. It is a defined contribution plan that covers all salaried and hourly full-time employees of Wausau-Mosinee Paper Corporation and its subsidiaries (the "Company").

 An employee initially becomes eligible to participate at times varying from one day of service to 120 days of service, depending upon the employee's classification and his or her employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

 CONTRIBUTIONS

 Participants are allowed to contribute up to 16% of their gross annual compensation, as defined in the plan document. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently has 21 funds as investment options for participants. Contributions are subject to certain limitations.

 The Plan allows participants to roll over distributions from another company's retirement plan as contributions. Participants may deposit any portion of a distribution that has not been taxed, provided the deposit is made within 60 days of distribution. These deposits are not subject to the contribution limitations under the Internal Revenue Code (IRC). The Company does not match these contributions.

 NON-BARGAINED EMPLOYEES

 The Company currently matches participant contributions at a rate of $0.35 for every $1 contributed up to 6% of a participant's annual wages as defined in the plan.

 The Plan allows the Board of Directors to determine a discretionary contribution to be made for participants employed on the last day of the year. There was no discretionary profit-sharing contribution for the years ended December 31, 2000 and 1999.
                                 -7-
 BARGAINED EMPLOYEES

 The Company matching contribution differs by division and subsidiary. Employees of certain divisions and subsidiaries of the Company do not receive a matching contribution while other employees receive a matching contribution. The maximum matching contribution of any subsidiary or division of the Company was $1.93 per $1.00 contributed up to 3% of a participant's annual gross compensation through June 30, 1999. Effective July 1, 1999 the maximum matching contribution of any subsidiary or division of the Company is $1.95 per $1.00 contributed up to 3% of a participant's annual gross compensation.

 VESTING

 Participants are fully vested in their salary deferral and rollover contributions plus earnings/losses thereon. Vesting in the Company's matching and discretionary contributions, if applicable, plus actual earnings/losses thereon is based on years of service and the participant's employment status as either non-bargained or bargained.

 Non-bargained participants are fully vested in the Company's contributions after three years of continuous service, or at the rate of 33 1/3% per year of service. Bargained participants are fully vested in the Company's contributions after seven years of continuous service, or at the rate of 10% for the first four years, and 20% in succeeding years. A year of service consists of a calendar year in which an employee works a minimum of 1,000 hours for the Company.

 Participant contributions and earnings thereon, rollover contributions, and vested Company contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10% penalty.

 FORFEITURES

 Plan forfeitures arise as a result of participants who terminate service with the Company before becoming fully vested in the Company's contribution. These forfeitures are used to either reduce future Company contributions or are allocated to participant accounts in accordance with the Plan document. The amount of forfeitures available at December 31, 2000 and 1999 was $568,870 and $733,134, respectively.

 PARTICIPANT LOANS

 Participants may borrow from their fund accounts. Loan transactions are treated as a transfer between the investment fund and the Participant Loans fund. Loan terms range from one to five years or longer if for the purchase of a primary residence. Loans may not exceed the lesser of 50% of the participant's account balance or $50,000, and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with local prevailing rates as determined from time to time by the Company's employee benefits committee. Interest rates on existing loans range from 7.00% to 10.00%. Principal and interest are paid ratably
                                 -8-
 through payroll deductions. Upon termination of employment, outstanding balances become due and payable to the Plan.

 PAYMENT OF BENEFITS

 On termination of service due to death, disability, or retirement, the vested portion of a participant's account is payable to the participant, or a named beneficiary, based on the participant's elected payment method. The payment options available are lump-sum, periodic payment, or nontransferable annuity.

 EXPENSES OF THE PLAN

 Administrative expenses charged by the third party administrator and all other expenses incurred in conjunction with the Plan are paid by the Company. Investment advisory and management fees are allocated proportionately to plan participants based on their respective account balances. Loan fees are charged directly to the participant's account against the investment option for which the loan was originally charged.

 PLAN TERMINATION

 The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination, the account of each participant will be fully vested and nonforfeitable. The account will be held under the Plan and continue to accrue investment earnings until all vested benefits have been distributed according to the terms of the Plan.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BASIS OF ACCOUNTING

 The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

 USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

 The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

 INVESTMENT VALUATION

 The Plan's various mutual fund and company stock investments are carried at current value which represents the quoted market values of the underlying investments on the last business day of the plan year including current income and investment expenses. Investments in the M&I Stable Principal Fund are stated at contract amount which approximate fair value.
                                 -9-
 Loans are stated at estimated fair value and are deemed collectible. Securities transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

 Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

 Investment income/loss on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends. Specific detail of investment income/loss is not available from the trustee.

 PAYMENT OF BENEFITS

 Benefit payments to participants are recorded upon distribution.
                                 -10-

 NOTE 3 - INVESTMENTS

 The following represents a summary of the market value of investments at December 31, 2000 and 1999. Investments that individually represent 5% or more of the Plan's net assets available for benefits are separately identified.

                                                      ASSET MARKET VALUE
    Investments at Fair Value as                     2000           1999
   DETERMINED BY QUOTED MARKET PRICE
 Common/collective trusts:
     Northern Capital Management Fund                 $39,649,731  $48,875,822
     WAUSAU-MOSINEE PAPER CORPORATION COMMON STOCK      6,370,191    4,596,823

 TOTAL COMMON/COLLECTIVE TRUSTS                        46,019,922   53,472,645

 POOLED SEPARATE ACCOUNTS                               3,317,242    2,744,178

 Registered investment companies:
     Fidelity Magellan Fund                            10,753,813   12,974,106
     Dreyfus S & P 500 Index Fund                       9,851,784   12,892,218
     Janus Twenty Fund                                 19,321,357   31,213,251
     Janus Worldwide                                    8,383,203    8,508,416
     Brandywine Blue Chip Fund                         15,704,002   14,245,909
     PBHG Growth Fund                                   9,569,659    8,529,688
     OTHER                                             16,079,983   13,219,163

 TOTAL REGISTERED INVESTMENT COMPANIES                 89,663,801  101,582,751

     INVESTMENTS AT ESTIMATED VALUE

 PARTICIPANT LOANS                                      1,856,285    1,439,346

     INVESTMENTS AT CONTRACT VALUE

 Investment contracts between financial institutions
     M&I STABLE PRINCIPAL FUND                         23,065,427   25,454,593

 TOTAL INVESTMENTS                                   $163,922,677 $184,693,513

 During 2000, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                 Investments at Fair Value              Net Change
              DETERMINED BY QUOTED MARKET PRICE       in Fair Value

 Common/collective trusts                                $ (1,151,459)
 Pooled separate accounts                                     (75,727)
 REGISTERED INVESTMENT COMPANIES                          (18,702,290)

                                                          (19,929,476)

     INVESTMENTS AT ESTIMATED FAIR VALUE

 PARTICIPANT LOANS                                            137,556

     INVESTMENTS AT CONTRACT VALUE

 INVESTMENT CONTRACTS BETWEEN FINANCIAL INSTITUTIONS        1,435,801

 NET CHANGE IN FAIR VALUE                                $(18,356,119)

 NOTE 4 - INVESTMENT CONTRACT

 In 2000 and 1999, the Plan maintained an investment contract with Marshall & Ilsley Trust Company (M&I). Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by M&I. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by M&I. Contract value represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The average yield and crediting interest rates on the contract were 6.36% and 6.45% for the year ended December 31, 2000 and 5.97% and 6.05% for the year ended December 31, 1999. The basis and frequency of determining the crediting interest rate is done on a daily basis. There were no guarantees or limitations on the contract at December 31, 2000 and 1999.

 NOTE 5 - TAX-EXEMPT STATUS OF THE PLAN

 The Internal Revenue Service has determined and informed the Company by a letter dated August 23, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The plan has been amended since receiving the determination letter. However, the plan administrator and Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

                             SUPPLEMENTAL SCHEDULE

                             SCHEDULE 1 - ITEM 4I
                  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 DECEMBER 31, 2000
                                                       PLAN'S EIN#39-0690900 PLAN #003
  (a)                       (b)                       (c)                                      (d)        (e)
   Identity of Issuer, Borrower   Description of Investment Including Maturity Date,                  Current
     Lessor, or Similar Party     Rate of Interest, Collateral, Par, or Maturity Value        Cost     Value
 Marshall & Ilsley Trust Company  Registered investment company - Fidelity Magellan Fund         *   $10,753,813
 Wausau-Mosinee Paper Corporation Common/collective trust - Wausau-Mosinee Paper Corp Com
                                                             Stock Fund                          *     6,370,191
 Marshall & Ilsley Trust Company  Registered investment company - Strong Growth Fund             *     6,729,390
 Marshall & Ilsley Trust Company  Registered investment company - Dreyfus A Bonds Plus           *       596,367
 Marshall & Ilsley Trust Company  Registered investment company - Fidelity Puritan Fund          *     1,946,010
 Marshall & Ilsley Trust Company  Registered investment company - Dreyfus S & P 500 Index Fund   *     9,851,784
 Marshall & Ilsley Trust Company  Registered investment company - Janus Twenty Fund              *    19,321,357
 Marshall & Ilsley Trust Company  Registered investment company - Janus Worldwide Fund           *     8,383,203
 Marshall & Ilsley Trust Company  Registered investment company - Warburg Pincus Emerging
                                                                     Growth Fund                 *       952,618
 Marshall & Ilsley Trust Company  Pooled separate account - M&I Diversified Stock Portfolio      *     1,337,512
 Marshall & Ilsley Trust Company  Pooled separate account - M&I Aggressive Stock Portfolio       *       190,865
 Marshall & Ilsley Trust Company  Pooled separate account - M&I Diversified Income Portfolio     *       249,822
 Marshall & Ilsley Trust Company  Pooled separate account - M&I Growth Balanced Portfolio        *       671,180
 Marshall & Ilsley Trust Company  Pooled separate account - M&I Aggressive Balanced Portfolio    *       619,781
 Marshall & Ilsley Trust Company  Pooled separate account - M&I Moderate Balanced Portfolio      *       248,082
 Marshall & Ilsley Trust Company  Investment contract - M&I Stable Principal Fund                *    23,065,427
 Marshall & Ilsley Trust Company  Common/collective trust - Northern Capital Management Fund     *    39,649,731
 Marshall & Ilsley Trust Company  Registered investment company - Fidelity Advisor Equity
                                                                    Income Fund                  *     2,887,531
 Marshall & Ilsley Trust Company  Registered investment company - Brandywine Blue Chip Fund      *    15,704,002
 Marshall & Ilsley Trust Company  Registered investment company - PBHG Growth Fund               *     9,569,659
 Marshall & Ilsley Trust Company  Registered investment company - Vanguard International
                                                                     Growth Fund                 *     2,968,067
 Participant Loans                Rate during year 7% - 10%                                      0     1,856,285

 *The mutual fund assets consist of pooled funds held by the custodian. The custodian has stated that they cannot provide information regarding the cost of the investments. There were no investment assets reportable as acquired and disposed of during the year.

 See Independent Auditor's Report.

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Wausau-Mosinee Paper Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              WAUSAU-MOSINEE PAPER CORPORATION
                              EMPLOYEE BENEFITS COMMITTEE


 DATE: June 29, 2001          By:  STUART R. CARLSON
                                   Stuart R. Carlson
                                   Chairman
                                 -14-
                           EXHIBIT INDEX
                                TO
                             FORM 11-K
                                OF

                 WAUSAU-MOSINEE PAPER CORPORATION
                    SAVINGS AND INVESTMENT PLAN
               FOR THE YEAR ENDED DECEMBER 31, 2000
           Pursuant to Section 102(d) of Regulation S-T
                      (17 C.F.R. Section 232.102(d))



 EXHIBIT 23.1 Consent of Independent Accountants


                                 -15-